

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Rhonda Keaveney
Chief Executive Officer and Chief Financial Officer
NuOncology Labs, Inc.
PO Box 26496
Scottsdale, AZ 85255

> **Re: NuOncology Labs, Inc.**
> **Form 10-12G filed January 4, 2022**
> **Form 10-K filed March 10, 2022**
> **File No. 000-26113**

Dear Ms. Keaveney:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Life Sciences